February 10, 2005


Via Facsimile at (011-44-207) 367-0220 and Air Mail

Elizabeth L. Katkin, Esq.
John M. Basnage, Esq.
Hogan & Hartson L.L.P.
One Angel Court
London, EC2R 7HJ, U.K.

	Re:	Harmony Gold Mining Company Limited
      	Amendment No. 1 to Form F-4 Filed on January 10, 2005
      Amendment No. 2 to Form F-4 Filed on February 2, 2005
      File No. 333-120975

		Schedule TO-T/A Filed on February 2, 2005
      File No. 5-78350

Dear Messrs. Katkin and Basnage:

      We have the following comments on the above filings:

Form F-4

General
1. We note the recent press releases that discuss your intent to sell your stake in African Rainbow Minerals in order to raise 1.1 billion rand. See, for example the article on Reuters entitled "Harmony Q2 loss narrows, to sell ARM stake," dated February 3, 2005. Please revise the registration statement to discuss this potential transaction and its effects on your business and financial condition.
2. See prior comment 1. We note that it appears that you have removed references to the phrase "fractional cents," except as indicated in your response, however, it does not appear that you have removed the numerical references to fractional cents in the financial presentations in the registration statement. Please revise or advise.

The Offer, page 69
	Conditions to the US Offer, page 73
3. Consistent with prior comment 3 issued in our letter dated
January
28, 2005, we reiterate our request that you ensure that the disclosure in your registration statement on Form F-4 explains the requirements as to waiver and satisfaction of conditions pursuant to
South African law. Specifically, we understand that, under South African law, 21 days after the minimum acceptance condition has been satisfied or waived, all remaining conditions to the offer must be satisfied or waived. It does not appear that you discuss this requirement or the fact that you 1) have obtained relief from this requirement with respect to the competition condition and 2) this means that the F-4 declared effective condition must be satisfied by approximately February 25, 2005. Please revise.
Plans for Gold Fields After the Completion of the Offers, page 94
4. Previously we sought disclosure regarding Harmony`s plans in the event Harmony is successful in obtaining, at a minimum, effective control over Gold Fields. In light of the recent waiver of the minimum acceptance condition, please revise to also disclose your plans in the event you do not obtain effective control over Gold Fields. We note, for example, your statement that you plan to increase your stake in Gold Fields, "whether under the subsequent offer or gradually over time until [you] acquire control over Gold Fields." See the Form 425 filed on February 8, 2005 entitled "Op-Ed for Business Day by Bernard Swanepoel..." and the article quoting Mr.
Swanepoel entitled "Harmony says battle for Gold Fields may last years," dated February 3, 2005.

Unaudited Pro Forma Condensed Combined Financial Information, page
133
5. Considering you have recently opted to waive the minimum acceptance condition, we believe that you should present pro forma financial information to reflect a scenario in which you might acquire less than 50% (but more than 11%, as you already settled upon this amount in the initial offering period) of the outstanding shares of Gold Fields.
6. We note your response to prior comment 10. Please elaborate upon the basis for your belief that Harmony will be deemed to be the accounting acquirer for purposes of US GAAP. Be specific in your explanation as to how Harmony will succeed in having the ability to elect or appoint a voting majority of the governing body and Harmony`s senior management will dominate that of the combined entity. For example, if Harmony obtains a majority in interest in Gold Fields, do you plan to call a special meeting to remove the current board of directors and elect your own nominees? If so, are there any restrictions upon your ability to do so? Further, this information should be disclosed in the registration statement so that it is clear to readers how you believe that you will be deemed to be the accounting acquirer.
Experts, page 173
7. See prior comment 12. We note your indication that you intend to apply for a waiver from the requirement to provide an auditor`s consent of Gold Fields pursuant to Rule 437 of Regulation C. Please ensure that you allow sufficient time for the staff to process your application in advance of seeking effectiveness of this registration statement.

Schedule 13D Filed January 31, 2005
8. See Exhibit D, the letter from Mr. Swanepoel to MMC Norilsk Nickel dated January 28, 2005. This letter states that you will "confirm" to Norilsk Nickel that you have "sufficient acceptances of the subsequent offer as will...equate to holding in excess of 50%." Please supplementally provide us with additional information as to what you mean when you state that you will "confirm" this information. Specifically, at what point in the offer and how do you intend to "confirm" this information? Do you plan on making this information available to all tendering shareholders?

Form 425 Filed February 4, 2005 - Review for the Quarter Ended 13
December 2005
9. See page 4. You state, under "Progress with our bid for Gold Fields," that the offer has "no conditions precedent remaining, except Competition Authorities approval..." Your omission of the condition that this F-4 be declared effective could be confusing to shareholders, particularly in light of the disclosure you previously made on Form 425 filed January 25, 2005 where it appeared that you were leading shareholders to believe that all conditions to the offer were satisfied, absent the minimum acceptance condition. In future communications regarding the remaining conditions of the offer, please ensure that your disclosure is clear and consistent with regard to the status of the conditions.

      We will consider your request for acceleration of the effective date, and any request from underwriters, if applicable, as confirmation of the fact that those making the request are aware of their obligations under the Securities Act of 1933. Under delegated authority, we will grant a request for acceleration of the effective date upon resolution of the comments outstanding in connection with our review of this Form F-4.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.

      Please contact me at (202) 942-2801 with any questions. You may also reach me via facsimile at (202) 942-9638.


							Sincerely,


							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

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February 10, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE